Suite 250, 1075 West Georgia Street, Vancouver, BC, V6E 3C9

Tel: (604) 689-9663 Fax: (604) 434-1487

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an annual general meeting (the "Meeting") of the shareholders of Northern Orion Resources Inc. (the "Company") will be held in the Walker Room, Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on Wednesday, May 11, 2005, at the hour of 10:00 a.m., Vancouver time, for the following purposes:

1.	To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2004.

2.	To determine the number of directors at five.

3.	To elect directors for the ensuing year.

4.	To appoint the auditor for the ensuing year.

5.	To authorize the directors to fix the remuneration to be paid to the auditor.

6.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 8th day of April, 2005.

BY ORDER OF THE BOARD

"David Cohen"
David Cohen, President and Chief Executive Officer